Exhibit 6.17

ASSIGNMENT OF PATENT APPLICATIONS AND PATENTS

(US rights only - all US rights assigned by a company to another company)

WHEREAS, COMMERCIAL AUTOMATION, LLC, whose Post Office Address is 107 Rock Creek Loop, Lansing, Kansas 66043, (hereinafter referred to as the “ASSIGNOR”) is the sole and exclusive owner by assignment of:

A)          United States Patent Application No. 17/034,516, filed September 28, 2020; and

B)          United States Letters Patents No. 10,818,123, issued October 27, 2020.

AND WHEREAS, BASIL STREET CAFÉ, INC., whose Post Office Address is 2100 Geng Road, Suite 201, Palo Alto, California 94303, (hereinafter referred to as the “ASSIGNEE”) is desirous of acquiring the entire right, title and interest in and to said applications and patents and the invention(s) and improvement(s) therein disclosed, for the United States of America, and any Letters Patent which may issue therefor in the United States and all divisions, continuations, reissues, renewals and/or extensions thereof.

NOW THEREFORE in consideration of good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, ASSIGNOR does hereby assign, sell, transfer and set over unto ASSIGNEE the entire right, title and interest in and to said applications and patents and the invention(s) and improvement(s) therein disclosed, including the right to sue for past infringement and damages, for the United States of America, and any Letters Patents which may issue therefor in the United States and all divisions, continuations, reissues, renewals and/or extensions thereof, said ASSIGNEE to have and to hold the interests herein assigned to the full ends of the terms of said Letters Patents and any and all divisions, continuations, reissues, renewals and/or extensions thereof, respectively, as fully and entirely as the same would have been held and enjoyed by ASSIGNOR had this assignment not been made.

And for the consideration aforesaid, ASSIGNOR agrees that ASSIGNOR will communicate to said ASSIGNEE or the representatives thereof any facts known to ASSIGNOR respecting the invention(s) and improvement(s) of the said United States applications and patents, and will, upon request, but without expense to ASSIGNOR, testify in any legal proceedings, sign all lawful papers, execute all divisional, reissue, continuation, renewal and/or extension applications, make all rightful oaths, and generally do all other and further lawful acts, deemed necessary or expedient by said ASSIGNEE or by counsel for said ASSIGNEE, to assist or enable said ASSIGNEE to obtain and enforce full benefits from the rights and interests herein assigned.

This assignment shall be binding upon ASSIGNOR’s heirs, executors, administrators, successors and/or assigns, and shall inure to the benefit of the heirs, executors, administrators, successors, and/or assigns, as the case may be, of ASSIGNEE.

AND, ASSIGNOR hereby covenants that ASSIGNOR has full right to convey the entire interest herein assigned, and that it has not executed, and will not execute, any agreement in conflict herewith.

The Commissioner of Patents is requested to issue such Letters Patent in accordance with this assignment.

I hereby authorize and request any attorney of record in said Application or any attorney of Stites & Harbison PLLC, Customer Nos. 881, 24350 or 32885, to insert above any information concerning the identity of the parties or of said applications and patents (including the serial no. and filing date).

In testimony whereof, ASSIGNOR executes this Assignment this 23rd day of June, 2021.

By:	/s/ Jeff Klemp
Jeff Klemp
Title:	Chief Operating Officer